Putnam
Investment
Grade
Intermediate
Municipal
Trust

Annual
Report
April 30, 1994

For investors seeking as
high a level of current
income exempt from
federal income tax as
Putnam Management
believes is consistent with
preservation of capital
A member
of the Putnam
Family of Funds

        Contents
2       How your fund performed
3       From the Chairman
4       Report from Putnam Management
        Annual Report
6       Report of Independent Accountants
7       Portfolio of investments owned
9       Financial statements
15      Tax information
15      Fund performance supplement

How your
fund performed

For periods ended April 30, 1994

 Total return*                               Lehman                      Lehman
                                 Fund      Brothers    Consumer        Brothers
                               Market     Municipal       Price           Govt.
                       NAV      price    Bond Index       Index      Bond Index
Life-of-fund         1.24%    -14.03%         1.59%       2.22%           1.21%
(since 5/28/93)

 Share data             NAV        Market price
May 28, 1993         $14.04             $15.000
April 30, 1994        13.64              12.375

 Distributions              Investment  Capital
Period ended        Number      income    gains      Total
April 30, 1994           9      $.5175    $.048     $.5655
Current returns
at the end of the period

                                                        Taxable equivalents+
                      NAV    Market price      NAV              Market price
Current dividend
rate                 5.06%           5.58%    8.38%                     9.24%

* Performance data represent past results. Investment return and principal value will fluctuate so an investor's shares, when sold, may be worth more or less than their original cost.

(a)Capital gains, if any are taxable for federal and, in most cases, state purposes. For some investors, investment income may also be subject to the alternative minimum tax.
+ Assumes the maximum federal tax rate of 39.6%. Results for investors subject to lower tax rates would not be as advantageous, although many such investors would have the opportunity to receive attractive tax benefits from a fund investment. Consult your tax advisor for more guidance.
Please see the fund performance supplement on page 16 for additional information about performance comparisons.

Terms you need to know

Total return is the change in value of an investment from the beginning to the end of a period, assuming the reinvestment of all distributions.

Net asset value (NAV) is the value of all your fund's assets, minus any liabilities, divided by the number of outstanding shares.

Market price is the current trading price of one share of the fund. Market prices are set by transactions between buyers and sellers on the New York Stock Exchange.

Current dividend rate is calculated by annualizing the income portion of the fund's most recent distribution and dividing by the NAV or market price on the last day of the period.

Taxable equivalent return is the return that a taxable investment would have to produce to equal the fund's current return.

From the
Chairman

Dear Shareholder:

(George Putnam photo)

George Putnam
Chairman of the Trustees
(C) Karsh, Ottawa

Many shareholders have been asking us whether we think the volatility that hit the securities markets in February and March was a prelude to further decline during the rest of 1994. We have been pointing out that recent adjustments in the markets are a natural occurrence at this stage of the economic recovery.

Some volatility will likely continue for a while as investors digest new realities in areas such as interest rates, inflation, and the pace of the recovery. But the economy is still strong, interest rates remain historically low, and inflation appears under control. Overall prospects for the long term, in our view, as still positive.

Seasoned investors know there will occasionally be periods of rough going. But experience has also taught them that long-term investment programs should rarely be altered in response to short-term events.

In the report that follows, Fund Manager Tom Goggins discusses the performance of Putnam Investment Grade Intermediate Municipal Trust in this market environment.

Respectfully yours,

(Signature of George Putnam)

George Putnam
June 15, 1994

Report from
Putnam Management

When the Federal Reserve Board raised short-term interest rates in February and March, Putnam Investment Grade Intermediate Municipal Trust, like most other fixed-income investments, felt the effects of the sudden downturn in the bond market. The decline came as the fund approached the midpoint of its fiscal year and contributed substantially to the negative results at the end of the period.

Total return since the fund's inception on May 28, 1993, was 1.24%, again at net asset value. While intermediate bonds have provided greater relative stability historically than long-term bonds, they were particularly hard hit by recent market events.

The fund provided a current tax-free return of 5.06% at net asset value at the end of the period. Investors in the highest federal income tax bracket of 39.6% would have had to earn 8.38% on a fully taxable investment to match this result. Investors in the lower brackets would also have had the opportunity for tax-advantaged earnings.

Preemptive move The Fed's decision to raise short-term rates was billed as a preemptive move against a pickup in the inflation rate. The board's concern was prompted by its perception that the economic recovery was gaining too much momentum, which it feared could begin to put upward pressure on prices. Keeping a tight rein in inflation has been and continues to be the Fed's major policy objective.

The market's response to the Fed's boost in rates was, in retrospect, somewhat extreme. Many investors, concerned that the increases were merely the first of a series, ran for the exits. More recently, as they perceived that this might not be the case, they began buying securities with their freshly liberated assets. This, in turn, moderated the extent of the decline.

We believe, as do most economists and professional money managers, that the Fed's action was justified and that such market corrections are normal at this stage of the business cycle. As a result, we were able to take advantage of the market's decline to acquire some securities at attractive prices.

Stable center The soundness of the fund's basic strategy--seeking high current income by investing in higher-quality bonds with maturities in the 7 to 10-year range--was confirmed, in our view, by the closeness of its returns to those of the municipal bond market at large. The fund does not seek to "beat the market", or to expose its assets to undue risks in the pursuit of above-average gains. The principal attraction of intermediate maturity municipal bonds is that they tend to be less volatile than long-term bonds. Consequently, an intermediate-term portfolio can generally offer a higher degree of price stability over the long term.

During the period we committed more assets to noncallable bonds. Because these bonds cannot be called away before the maturity date, we were thus able to lock in attractive yields and thereby provide the fund with a relatively secure stream of investment income.

We should point out that this strategy is not one we would normally pursue in an environment of rising interest rates, since it diminishes the fund's ability to invest in new higher-yielding issues as they come to market. Furthermore, prices of noncallable bonds tend to fluctuate more widely than those of callable bonds. However, we felt that our main purpose was to protect the fund's income stream in this period of uncertainty.

We did not make any major changes in the portfolio's sector allocations during the period. We did, however, shorten the average duration somewhat. Duration is a mathematical formula that indicates how much bond prices will move up or down with each percentage-point shift in interest rates. Like maturity, with which it is often confused, duration is measured in years. The shorter the duration, the less volatility you can expect from the portfolio. In a rising rate environment, keeping the portfolio's average duration relatively short can be instrumental in protecting asset value.

We are maintaining the portfolio's average quality level of A while keeping the fund well diversified as to geographic and investment mix.

Outlook Supplies of municipal bonds will be tight in the months ahead as the volume of new issues drops and demand from tax-conscious investors remains high. This already strong demand will be heightened as the gap between yields on municipal bonds and taxable bonds remains narrow, making the tax-free returns available from municipal bonds relatively more attractive. The fund's tax-equivalent rate at the end of the period for investors in the highest federal tax bracket illustrates the point. Long-term Treasury bonds yielded 7.31% on the same date.

The reduced supply will reflect significantly smaller number of refinancings coming to market as interest rates begin to move higher. It may also reflect a lower volume of municipal borrowings as municipalities are likely to reduce new issues as well.

We expect the municipal bond market to experience continued volatility along with the rest of the bond market through the end of 1994. But the heavy demand should significantly diminish the extent of price swings compared with those in store for taxable bonds.

Looking ahead, our expectations are for moderate economic growth, continued low inflation, and only a modest rise in interest rates. The fund is well positioned for this projected outcome, yet flexible enough to adjust to others as required.

Investment
Grade
Intermediate
Municipal
Trust

Annual
Report
For the period May 28, 1993 (commencement of operations) to April 30, 1994

Report of Independent Accountants

To the Trustees and Shareholders of
Putnam Investment Grade Intermediate Municipal Trust

We have audited the accompanying statement of assets and liabilities of Putnam Investment Grade Intermediate Municipal Trust, including the portfolio of investments owned, as of April 30, 1994, the related statement of operations, the statement of changes in net assets and the "Financial Highlights" for the period May 28, 1993 (commencement of operations) to April 30, 1994. These financial statements and "Financial Highlights" are the responsibility of the Fund's Management. Our responsibility is to express an opinion on these financial statements and "Financial Highlights" based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and "Financial Highlights" are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1994 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and "Financial Highlights" referred to above present fairly, in all material respects, the financial position of Putnam Investment Grade Intermediate Municipal Trust as of April 30, 1994, the results of its operations, the changes in its net assets and the "Financial Highlights" for the period May 28, 1993 (commencement of operations) to April 30, 1994, in conformity with generally accepted accounting principles.

Coopers & Lybrand

Boston, Massachusetts
June 20, 1994

Portfolio of
investments owned
April 30, 1994
 Municipal Bonds and Notes (92.4%)(a)

 Principal Amount                             Ratings (b)             Value
California (15.0%)
  $1,865,000     Duarte, Certif. of
                 Participation (City of
                 Hope Med. Ctr.),
                 5-1/4s, 4/1/99                       Baa        $1,802,056
   1,500,000     Los Angeles Cnty.,
                 Certif. of
                 Participation (Marina
                 Del Rey), Ser. A,
                 6-1/4s, 7/1/03                     BBB/P         1,468,125
     500,000     Orange Cnty., Certif.
                 of Participation
                 Variable Rate Demand
                 Notes (Office and
                 Courthouse Project),
                 2.95s, 12/1/15                         A           500,000
   3,000,000     Riverside Cnty., Asset
                 Leasing Corp. Rev.
                 Bonds (Hosp. Project),
                 Ser. A, 5-3/4s, 6/1/01                 A         2,947,500
                                                                  6,717,681
Colorado (3.2%)
   1,415,000     Denver, City and Cnty.,
                 Arpt. Rev. Bonds Ser.
                 D, 7.4s, 11/15/01                    Baa         1,434,456
Illinois (17.6%)
   4,000,000     Chicago, School Fin.
                 Auth. Residual Interest
                 Bonds (RIBS) 7.37s,
                 6/1/05 (acquired
                 6/11/93, cost
                 $3,860,000)(c)                        AA         3,635,000
   2,000,000     IL Dev. Fin. Auth.
                 Solid Waste Disp. Rev.
                 Bonds (Waste Mgmt. Inc.
                 Project), 7-1/8s,
                 1/1/01                                AA         2,152,500
   2,000,000     IL Hlth. Fac. Auth.
                 Rev. Bonds (Grant
                 Hosp.), Ser. B, 7-1/4s,
                 6/1/99                                BB         2,080,000
                                                                  7,867,500
Kentucky (2.2%)
  $1,000,000     Kenton Cnty., Arpt.
                 Board Rev. Bonds
                 (Cincinnati/Northern KY
                 Intl.), Ser. B, 5-1/2s,
                 3/1/04                               AAA        $   980,000
Maryland (4.5%)
   2,075,000     Northeast MD Waste
                 Disp. Auth. Solid Waste
                 Rev. Bonds (Montgomery
                 Cnty. Resource Recvy.
                 Project), Ser. A, 5.8s,
                 7/1/04                                 A          2,025,719
Massachusetts (8.0%)
   3,000,000     MA Muni. Wholesale
                 Elec. Co. IVRC Trust
                 RIBS,
                  Ser. 93D, American
                 Municipal Bond
                 Assurance Corp.
                 (AMBAC), 7.127s,
                 4/30/03 (acquired
                 6/11/93, cost
                 $2,840,340)(c)                       AAA          2,610,000
   1,000,000     MA State Hlth. & Ed.
                 Fac. Auth. Rev. Bonds
                 (Central New England
                 Hlth. Syst.), Ser. A,
                 5-3/4s, 8/1/03                       Baa            975,000
                                                                   3,585,000
New York (13.0%)
   1,000,000     NY City General
                 Obligation Bonds
                  Ser. H, 5.9s, 8/1/05                  A            980,000
   1,500,000      Ser. A, 6-1/4s, 8/1/03                A          1,526,250
   1,925,000     NY State Dorm. Auth.
                 Rev. Bonds (State U.
                 Ed. Fac.), Ser. A,
                 5.2s, 5/15/02                        Baa          1,867,250
   1,500,000     NY State Urban Dev.
                 Corp. Rev. Bonds
                 (Correctional Fac.),
                 5-1/4s, 1/1/03                       Baa          1,441,875
                                                                   5,815,375


North Carolina (7.5%)
  $1,825,000     NC Eastern Muni. Pwr.
                 Agcy. Rev. Bonds
                  Ser. B, 5-3/4s, 1/1/04                A        $ 1,827,281
   1,500,000     NC Muni. Pwr. Agcy.
                 Rev. Bonds (No. 1
                 Catawba Elec.), 5.9s,
                 1/1/03                                 A          1,528,125
                                                                   3,355,406
Pennsylvania (7.6%)
   2,000,000     Clinton Cnty., Indl.
                 Dev. Auth. Poll.
                 Control Rev. Bonds
                 (Intl. Paper Co.
                 Project), Ser. A,
                 5-3/8s, 5/1/04                         A          1,917,500
   1,500,000     McKeesport, Hosp. Auth.
                 Rev. Bonds (McKeesport
                 Hosp. Project), 6-1/4s,
                 7/1/03                               Baa          1,458,750
                                                                   3,376,250
South Carolina (3.5%)
   1,500,000     Spartanburg Cnty.,
                 Indl. Dev. Rev. Bonds
                 (Border Inc. Project),
                 7.2s, 6/1/00                         Baa          1,584,375
Washington (10.3%)
   2,000,000     WA State Pub. Pwr.
                 Supply Syst. Rev. Bonds
                 (Nuclear Project No.
                 1), Ser. A, 5-1/2s,
                 7/1/04                                AA         1,930,000
   3,000,000     WA State RIBS, 7.051s,
                 5/1/08                                AA         2,681,250
                                                                  4,611,250
                 Total Investments
                 (cost $42,792,335)(d)                          $41,353,012

Notes

(a)Percentages indicated are based on net assets of $44,757,510, which correspond to a net asset value per share of $13.64.
(b)The Moody's or Standard & Poor's ratings indicated are believed to be the most recent ratings available at April 30, 1994 for the securities listed. Ratings are generally ascribed to securities at the time of issuance. While the agencies may from time to time revise such ratings, they undertake no obligation to do so, and the ratings do not necessarily represent what the agencies would ascribe to these securities at April 30, 1994. Securities rated by Putnam are indicated by "/P" and are not publicly rated. Ratings are not covered by the Report of Independent Accountants.
(c)Restricted as to public resale. At the date of acquisition, this security was valued at cost. There were no outstanding unrestricted securities of the same class as that held. Total market value of restricted securities owned at April 30, 1994 was $6,245,000 or 14.0% of net assets.
(d)The aggregate identified cost for tax purposes is $42,792,335 resulting in gross unrealized appreciation and depreciation of $45,157 and $1,484,480, respectively or net unrealized depreciation of $1,439,323.

The rates shown on Residual Interest Bonds (RIBS) and Variable Rate Demand Notes (VRDN) are the current interest rates at April 30, 1994, which are subject to change based on the terms of the security.

The Fund had the following industry group concentrations greater than 10% on April 30, 1994 (as a percentage of net assets):

Utilities            14.2%
Hospital/Health Care 14.1

Statement of
assets and liabilities
April 30, 1994

Assets                Investments in securities, at value (identified cost $42,792,335) (Note 1)       $41,353,012
                      Cash                                                                                 375,705
                      Interest receivable                                                                  942,272
                      Receivable for securities sold                                                     2,746,111
                      Unamortized organization expenses (Note 1)                                            23,208
                        Total assets                                                                    45,440,308
Liabilities           Distributions payable to shareholders                              $188,718
                      Payable for compensation of Manager (Note 3)                         79,176
                      Payable for investor servicing and custodian fees (Note 3)           19,121
                      Payable for administrative services (Note 3)                          1,794
                      Payable for offering and organization costs (Notes 1 and 2)         375,923
                      Payable for exchange listing fee                                      5,000
                      Other accrued expenses                                               13,066
                        Total liabilities                                                                  682,798
                      Net assets                                                                       $44,757,510
Represented by        Paid-in capital (Note 2)                                                         $46,052,954
                      Undistributed net investment income                                                  441,853
                      Accumulated net realized loss on investments                                        (297,974)
                      Net unrealized depreciation of investments                                        (1,439,323)
                      Net assets                                                                       $44,757,510
Computation of
net asset value       Net asset value per share ($44,757,510 divided by 3,282,073 shares)              $     13.64

Statement of
operations
For the period May 28, 1993
(commencement of operations)
to April 30, 1994*

             Tax exempt interest income                                                    $ 2,585,616
             Expenses:
             Compensation of Manager (Note 3)                                 $305,444
             Investor servicing and custodian fees (Note 3)                     72,656
             Compensation of Trustees (Note 3)                                   1,260
             Reports to shareholders                                             7,812
             Auditing                                                           31,729
             Legal                                                              14,228
             Postage                                                             3,675
             Administrative services (Note 3)                                    5,800
             Exchange listing fees                                               5,000
             Amortization of organization expenses (Note 1)                      5,800
             Other                                                               3,870
             Fees waived by Manager (Note 3)                                   (11,619)
               Total expenses                                                                  445,655
             Net investment income                                                           2,139,961
             Net realized loss on investments (Notes 1 and 4)                                 (140,557)
             Net unrealized depreciation of investments during the
               period                                                                       (1,439,323)
             Net loss on investments                                                        (1,579,880)
             Net increase in net assets resulting from operations                          $   560,081
             * See Note 2

Statement of
changes in net assets

                                                                                                                For the period
                                                                                                                       May 28,
                                                                                                             1993(commencement
                                                                                                             of operations) to
                                                                                                                      April 30
                                                                                                                         1994*
                              Increase in
                              Net investment income                                                                $ 2,139,961
                              Net realized loss on investments                                                        (140,557)
                              Net unrealized depreciation of investments                                            (1,439,323)
                              Net increase in net assets resulting from operations                                     560,081
                              Distributions to shareholders from:
                               Net investment income                                                                (1,698,429)
                      (1,698,429)
                               Net realized gain on investments                                                       (157,539)
                               Increase from capital share transactions (Note 2)                                    45,953,397
                              Total increase in net assets                                                          44,657,510
Net assets                    Beginning of period                                                                      100,000
                              End of period (including undistributed net investment income of
                              $441,853)                                                                            $44,757,510
                              *See Note 2.

Financial
Highlights*
(For a share outstanding throughout the period)

                                                                   For the period
                                                                     May 28, 1993
                                                                 (commencement of
                                                                   operations) to
                                                                         April 30
                                                                             1994
Net Asset Value, Beginning of Period                                       $14.04*
Investment operations
Net Investment Income                                                         .65(a)
Net Realized and Unrealized Loss on Investments                              (.48)
Total from Investment Operations                                              .17
Less Distributions from:
Net Investment Income                                                        (.52)
Net Realized Gain on Investments                                             (.05)
Total Distributions                                                          (.57)
Net Asset Value, End of Period                                             $13.64
Market Value, End of Period                                                $12.38
Total Investment Return at Market Value (%) (b)                            (15.25)(c)
Net Assets, End of Period (in thousands)                                  $44,758
Ratio of Expenses to Average Net Assets (%)                                  1.02(a)(c)
Ratio of Net Investment Income to Average Net Assets (%)                     4.90(a)(c)
Portfolio Turnover (%)                                                      43.07(d)

* Represents initial net asset value of $14.14 less offering expenses and closing costs of approximately $0.10.
(a) Reflects a waiver of the management fee for the period May 28, 1993 to June 13, 1993. As a result of such waiver, expenses of the Fund for the period ended April 30, 1994 reflect a reduction of less than $0.01 per share. See Note 3.
(b) Total investment return assumes dividend reinvestment and does not reflect the effect of sales charges.
(c) Annualized.
(d) Not annualized.

Notes to
financial statements
April 30, 1994

Note 1 Significant accounting policies

The Fund is registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Fund's investment objective is to provide as high a level of current income exempt from federal income tax as is believed to be consistent with preservation of capital. The Fund intends to achieve its objective by investing in a portfolio of investment grade municipal securities that the Fund's Manager believes does not involve undue risk to income or principal.

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

A) Security valuation Tax-exempt bonds and notes are stated on the basis of valuations provided by a pricing service, approved by the Trustees, which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining value. The fair value of restricted securities is determined by the Manager following procedures approved by the Trustees, and such valuations and procedures are reviewed periodically by Trustees.

B) Security transactions and related investment income Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Interest income is recorded on the accrual basis.

C) Federal taxes It is the policy of the Fund to distribute all of its income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code applicable to regulated investment companies. It is also the intention of the Fund to distribute an amount sufficient to avoid imposition of any excise tax under Section 4982 of the Internal Revenue Code of 1986. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation of securities held and excise tax on income and capital gains.

D) Distributions to shareholders Income dividends are declared and distributed monthly by the Fund. Capital gains distributions, if any, are recorded on the ex-dividend date and paid annually.

E) Amortization of bond premium and discount Any premium resulting from the purchase of securities in excess of maturity value is amortized on a yield-to-maturity basis. Discount on zero-coupon bonds, original issue discount bonds and stepped-coupon bonds is accredited according to the effective yield method.

F) Unamortized organization expenses Expenses incurred by the Fund in connection with its organization aggregated $29,008. These expenses are being amortized on a straight-line basis over a five-year period.

Note 2 Initial capitalization and offering of shares

The Fund was established as a Massachusetts business trust under the laws of The Commonwealth of Massachusetts on
April 1, 1993.

During the period April 1, 1993 to May 27, 1993 the Fund had no operations other than those related to organizational matters, including the initial capital contribution of $100,000, and the issuance of 7,073 shares to Putnam Mutual Funds Corp. on May 27, 1993.

On May 28, 1993, the Fund completed the initial offering of 3,200,000 of its shares for which it received net proceeds of

$48,000,000 before deducting $346,915 of initial offering expenses and closing costs of $2,760,000 (such offering expenses and the Fund's organizational expenditures were paid initially by Putnam Investment Management, Inc., the Fund's Manager, and the Fund will reimburse the Manager for such costs). Regular investment operations commenced on May 28, 1993.

On July 8, 1993, the Fund completed a supplemental offering of 75,000 shares for which it received net proceeds of $1,060,313.

Note 3 Management fee, administrative services, and other transactions

Compensation of Putnam Investment Management, Inc. ("Putnam Management"), the Fund's Manager, a wholly-owned subsidiary of Putnam Investments, Inc., for management, investment advisory and administrative services fees is paid quarterly based on the average net assets of the Fund. Such fee, in the aggregate, is based on the annual rate of 0.70% of the first $500 million of the average net asset value of the Fund, 0.60% of the next $500 million, 0.55% of the next $500 million, and 0.50% of any excess over $1.5 billion of such average net asset value.

In connection with the initial offering of shares of the Fund, Putnam Investment Management agreed to waive its management fee from the period May 28, 1993 (commencement of operations) to June 13, 1993. As a result of the voluntary waiver, expenses for the period ended April 30, 1994 were reduced by $11,619 .

The Fund also reimburses the Manager for the compensation and related expenses of certain officers of the Fund and their staff who provide administrative services to the Fund. The aggregate amount of all such reimbursements is determined annually by the Trustees. For the period ended April 30, 1994, the Fund paid $ 5,800 for these services.

Trustees of the Fund receive an annual Trustee's fee of $510 and an additional fee for each Trustees' meeting attended. Trustees who are not interested persons of the Manager and who serve on committees of the Trustees receive additional fees for attendance at certain committee meetings.

Custodial functions for the Fund's assets are provided by Putnam Fiduciary Trust Company (PFTC), a subsidiary of Putnam Investments, Inc. Investor servicing agent functions are provided by Putnam Investor Services, a division of PFTC. Fees paid for these investor servicing and custodial functions for the period ended April 30, 1994 amounted to $72,656.

Investor servicing and custodian fees reported in the Statement of operations for the period ended April 30, 1994 have been reduced by credits allowed by PFTC.

Note 4 Purchases and sales of securities

During the year ended April 30, 1994, purchases and sales of investment securities other than short-term investments aggregated $62,414,587 and $ 19,936,386 , respectively. Purchases and sales of short-term municipal obligations aggregated $49,035,000 and $48,535,000, respectively. In determining the net gain or loss on securities sold, the cost of securities has been determined on the identified cost basis.

Selected
Quarterly Data
(Unaudited)


                                                                                          For the period
                                                                                            May 28, 1993
                                                 Three months ended                        (commencement
                                                                                       of operations) to
                                     April 30        January 31         October 31         July 31, 1993*
                                         1994              1994               1993                  1993
Total investment income
  Total                           $   725,352       $   710,220        $   705,625           $   444,419
  Per Share                       $       .22       $       .16        $       .28           $       .13
Net investment income
  Total                           $   611,890       $   575,733        $   585,631           $   366,707
  Per Share                       $       .18       $       .13        $       .23           $       .11
Net realized and
  unrealized gain (loss)
  on investments
  Total                           $(3,826,674)      $   662,908        $ 1,123,177           $   460,709
  Per Share                       $     (1.15)      $       .24        $       .29           $       .14
Net increase (decrease) in
  net assets resulting
  from operations
  Total                           $(3,214,784)      $ 1,238,641        $ 1,708,808           $   827,416
  Per Share                       $      (.97)      $       .37        $       .52           $       .25
Net assets as end of
  period
  Total                           $44,757,510       $48,538,426        $48,042,558           $46,899,916
  Per Share                       $     13.64       $     14.79        $     14.64           $     14.29
* In connection with the initial offering of shares of the Fund, Putnam Management agreed to waive its management fee for the period May 28, 1993 to June 13, 1993. As a result of such waiver, expenses of the Fund reflect a reduction of less than $.01 per share.

Tax
Information

The Fund has designated all distributions from investment income during the fiscal year as exempt-interest dividends. Thus, 100% of these distributions are exempt from federal income tax.
During the fiscal year, the Fund distributed $0.048 per share from short-term capital gains constituting "dividend income".
The Form 1099 you receive in January 1995 will show the tax status of any taxable distributions paid to your account in calendar 1994.

Fund
performance
supplement

Putnam Investment Grade Intermediate Municipal Trust is a portfolio managed for high current income free from federal income tax, consistent with preservation of capital.

The Lehman Brothers Municipal Bond Index is an unmanaged list of approximately 8,000 investment-grade, fixed rate, long-term maturity tax-exempt bonds, which are selected to be representative of the market in terms of price movement and sector distribution. The average quality of bonds held in the index may differ from the average quality of those bonds in which the fund invests. The index does not take into account brokerage commissions or other costs, may include bonds different from those in the fund, and may pose different risks from the fund. Total return performance for the index reflects mathematically derived changes of market price and reinvestment of interest payments, as computed by Lehman Brothers. The fund's portfolio contains securities that do not match those in the index.

The Consumer Price Index is a commonly used measure of inflation; it does not represent an investment return.

The fund performance supplement has been prepared by Putnam Management to provide additional information about the fund and the indexes used for performance comparisons. The information is not part of the portfolio of investments owned or the financial statements.

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

THIS PAGE INTENTIONALLY LEFT BLANK

Putnam
Investment
Grade
Intermediate
Municipal
Trust

Fund information

Investment manager
Putnam Investment
Management, Inc.
One Post Office Square
Boston, MA 02109

Marketing services
Putnam Mutual Funds Corp.
One Post Office Square
Boston, MA 02109

Investor servicing agent
Putnam Investor Services
Mailing address:
P.O. Box 41203
Providence, RI 02940-1203
1-800-225-1581

Custodian
Putnam Fiduciary
Trust Company

Legal Counsel
Ropes & Gray

Independent accountants
Copoers & Lybrand

Putnam Investor Services
has received the DALBAR
award each year since the
award's 1990 inception.
In more than 10,000 tests
of 38 shareholder
service components,
Putnam outperformed
the industry standard
in every category.

583-12463

Officers
George Putnam
President

Charles E. Porter
Executive Vice President

Patricia C. Flaherty
Senior Vice President

Lawrence J. Lasser
Vice President

Gordon H. Silver
Vice President

John R. Verani
Vice President

Gary N. Coburn
Vice President

James E. Erickson
Vice President

Thomas Goggins
Vice President and
Fund Manager

William N. Shiebler
Vice President

John D. Hughes
Vice President
and Treasurer

Paul O'Neil
Vice President

Beverly Marcus
Clerk and
Assistant Treasurer

Call 1-800-634-1587 weekdays
from 9 a.m. to 5 p.m. Eastern time
for up-to-date information about
the fund's NAV or to request
Putnam's quarterly Closed-End
Fund Commentary

PUTNAM INVESTMENTS
The Putnam Funds
One Post Office Square
Boston, Massachusetts 02109

Bulk Rate
U.S. Postage
Paid
Boston, MA
Permit No. 53749

APPENDIX TO FORM N-30D FILINGS TO DESCRIBE DIFFERENCES BETWEEN PRINTED AND EDGAR-FILED TEXTS:

(1)  Bold and italic typefaces are displayed in normal type.

(2) Headers (e.g., the name of the fund) and footers (e.g., page numbers and "The accompanying notes are an integral part of these financial statements") are omitted.

(3) Certain tabular and columnar headings and symbols are displayed differently in this filing.

(4)  Bullet points and similar graphic signals are omitted.

(5)  Page numbering is omitted.

(6)  Dagger footnote symbol replaced with plus sign (+).